Trina Solar Limited

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

China

Tel: +86 519 8548 2008

Fax: +86 519 8517 6025

December 1, 2014

VIA CORRESPONDENCE

Eric Atallah

Kate Tillan, Assistant Chief Accountant

Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Trina Solar Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 2, 2014

File No.  001-33195

Dear Mr. Atallah, Ms. Tillan and Mr. James:

This letter sets forth the response of Trina Solar Limited (the “Company”) to the comments contained in the letter dated November 17, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below the comment in the Staff’s letter and the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 15.  Controls and Procedures, page 102

1.                                      You disclose that the company evaluated the effectiveness of your disclosure controls and procedures “as of the period covered by this annual report.” Please tell us how you considered Item 15 of Form 20-F, which requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

In response to the Staff’s comments, the Company wishes to clarify and confirm that the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures were, in fact, as of the end of the period covered by the report, as required by Item 15 on Form 20-F. The statement that such evaluation was carried out “as of the period covered by this annual report” should be read to mean “as of the end of the period covered by this annual report.”

The Company respectfully submits that the sentence immediately following in Item 15 of the 2013 Form 20-F clarified that “Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms as of the end of the period covered by this annual report.”  Furthermore, Section 302 certifications on file as exhibits to the 2013 Form 20-F have indicated that the the certifying officers “evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.”  As a result, the readers should not be confused as to the proper date as of which the evaluation of the Company’s disclosure controls and procedures was made.  The Company will ensure that its annual report for 2014 and future filings correctly state the date of the evaluation of the Company’s disclosure controls and procedures.

*     *      *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +86 (519) 8517-6821 or +86 1861-675-3212 or our U.S. counsel, David Zhang at +852 3761-3318 and Benjamin Su at at +852 3761-3306, at Kirkland & Ellis.

Very truly yours,

By:	/s/ Teresa Tan
Name:	Teresa Tan
Title:	Chief Financial Officer

cc:                                David T. Zhang, Esq., Kirkland & Ellis

Benjamin Su, Esq., Kirkland & Ellis